UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ESH HOSPITALITY, INC.

EXTENDED STAY AMERICA, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share, of Extended Stay America, Inc., and

Class B Common Stock, par value $0.01 per share, of ESH Hospitality, Inc.,

which are attached and trade together as a Share

(Title of Class of Securities)

30224P200**

(CUSIP Number)

A.J. Agarwal

The Blackstone Group L.P.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	This CUSIP number pertains to the ESH Hospitality, Inc.’s Paired Shares, each representing one share of Class B common stock, par value $0.01 per share, of ESH Hospitality, Inc. together with one share of common stock, par value $0.01 per share, of Extended Stay America, Inc., which are attached and trade as a single unit (a “Paired Share”).

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.A-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,248,410
	9	SOLE DISPOSITIVE POWER 5,248,410
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,248,410
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.B-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,317,947
	9	SOLE DISPOSITIVE POWER 5,317,947
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,317,947
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.C-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,773,639
	9	SOLE DISPOSITIVE POWER 1,773,639
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,773,639
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners (AIV) VI-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,786
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,786
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,786
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.TE.1-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,361,984
	9	SOLE DISPOSITIVE POWER 3,361,984
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,361,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.TE.2-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,227,208
	9	SOLE DISPOSITIVE POWER 7,227,208
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,227,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.F-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,535,460
	9	SOLE DISPOSITIVE POWER 5,535,460
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,535,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Holdings VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 86,962
	9	SOLE DISPOSITIVE POWER 86,962
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Associates VI-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,500,434
	9	SOLE DISPOSITIVE POWER 28,500,434
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,500,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS BREP VI Side-by-Side GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 86,962
	9	SOLE DISPOSITIVE POWER 86,962
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS BREA VI-ESH L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,500,434
	9	SOLE DISPOSITIVE POWER 28,500,434
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,500,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,587,396
	9	SOLE DISPOSITIVE POWER 28,587,396
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,587,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,587,396
	9	SOLE DISPOSITIVE POWER 28,587,396
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,587,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,587,396
	9	SOLE DISPOSITIVE POWER 28,587,396
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,587,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS THE BLACKSTONE GROUP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,587,396
	9	SOLE DISPOSITIVE POWER 28,587,396
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,587,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS BLACKSTONE GROUP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,587,396
	9	SOLE DISPOSITIVE POWER 28,587,396
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,587,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS STEPHEN A. SCHWARZMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,603,872
	9	SOLE DISPOSITIVE POWER 28,603,872
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,603,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

EXPLANATORY NOTES:

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D relates to the Paired Shares, issued by Extended Stay America, Inc., a Delaware corporation (“ESA”) and ESH Hospitality, Inc., a Delaware corporation, (“ESH REIT” and together with ESA, the “Issuers”), and amends the initial statement on Schedule 13D filed on June 10, 2014, as amended by Amendment No. 1 to the Schedule 13D filed on August 13, 2014, as amended by Amendment No. 2 to the Schedule 13D filed on November 20, 2015, as amended by Amendment No. 3 to the Schedule 13D filed on October 6, 2016, as amended by Amendment No. 4 to the Schedule 13D filed on November 22, 2016 (collectively, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 5 have the same meanings ascribed to them in the Schedule 13D.

Each of ESA, the Blackstone Entities (collectively, “Blackstone”), Centerbridge Entities (collectively, “Centerbridge”), and Paulson Entities (collectively, “Paulson”), listed in Item 4 below (Blackstone, Centerbridge and Paulson, collectively, the “Sponsors”), is a party to a Stockholders’ Agreement, dated as of November 18, 2013 (the “Stockholders’ Agreement”) that is described in Item 4 below. Given the terms of the Stockholders’ Agreement, as of the date hereof, Extended Stay America, Inc. and each of the Sponsors and certain of their respective affiliates may be deemed to be a member of a group that, as of December 16, 2016, owned 85,084,978 Paired Shares, or 43.5% of the outstanding Paired Shares, 250,493,583 Class A Shares, or 100% of the outstanding Class A Shares, which are convertible into 250,493,583 Class B Shares, or approximately 56.2% of all Class B Shares (in each case, calculated in accordance with Rule 13d-3(d) of the Act) and 21,202 shares of voting preferred stock of Extended Stay America, Inc., or 100% of the outstanding voting preferred stock of Extended Stay America, Inc.

Item 4.	Purpose of Transaction.

Item 4 shall be supplemented by adding at the end thereof:

December 2016 Secondary Offering

On December 12, 2016, the Issuers and Sponsors entered into an underwriting agreement (the “December 2016 Underwriting Agreement”) with the underwriter named therein (the “December 2016 Underwriter”). Pursuant to the December 2016 Underwriting Agreement, the Sponsors sold in the aggregate 12,500,000 Paired Shares at a price of $16.41 per Paired Share. The sale of the Paired Shares pursuant to the December 2016 Underwriting Agreement closed on December 16, 2016.

References to and descriptions of the December 2016 Underwriting Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the December 2016 Underwriting Agreement, which has been filed as Exhibit M hereto and incorporated by reference herein.

Lock-Up Agreement

In connection with the secondary offering described herein, the Issuers, the Issuers’ executive officers and directors and the Sponsors have agreed with the December 2016 Underwriter, subject to specified exceptions, not to offer, pledge or sell any of the Paired Shares or securities convertible into or exchangeable for Paired Shares, for a period of 30 days after December 12, 2016 except with the prior written consent of the December 2016 Underwriter.

References to and descriptions of the lock-up agreement set forth above in this Item 4 does not purport to be complete and are qualified in their entirety by reference to the full text of the lock-up agreement, a form of which has been filed as Exhibit N hereto and incorporated by reference herein.

Share Repurchase

On December 16, 2016, the Issuers and Sponsors entered into a share repurchase agreement (the “December 2016 Repurchase Agreement”), pursuant to which the Sponsors sold back to the Issuers an aggregate of 625,000 Paired Shares. The shares were sold at a price of $16.41 per Paired Share. The sale of the Paired Shares pursuant to the December 2016 Repurchase Agreement closed on December 16, 2016.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated as follows:

The information set forth or incorporated in Items 2, 3, 4, and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) – (b) Calculations of the percentage of shares of Common Stock beneficially owned assumes that there are a total of 195,522,594 Paired Shares outstanding, which is the number of Paired Shares outstanding as of December 16, 2016 as reported to the Issuers by their stock registrar.

The aggregate number and percentage of the Paired Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Paired Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Such amount excludes shares subject to the Stockholders’ Agreement held by the other Sponsors and ESA as described above and in Item 6 of this Schedule 13D, which Item is incorporated by reference herein.

As of the date hereof, 5,248,410 Paired Shares are directly held by Blackstone Real Estate Partners VI.A-ESH L.P.; 5,317,947 Paired Shares are directly held by Blackstone Real Estate Partners VI.B-ESH L.P.; 1,773,639 Paired Shares are directly held by Blackstone Real Estate Partners VI.C-ESH L.P.; 35,786 Paired Shares are directly held by Blackstone Real Estate Partners (AIV) VI-ESH L.P.; 3,361,984 Paired Shares are directly held by Blackstone Real Estate Partners VI.TE.1-ESH L.P.; 7,227,208 Paired Shares are directly held by Blackstone Real Estate Partners VI.TE.2-ESH L.P.; 5,535,460 Paired Shares are directly held by Blackstone Real Estate Partners VI.F-ESH L.P.; and 86,962 Paired Shares are directly held by Blackstone Real Estate Holdings VI L.P. Amounts reported as beneficially owned by Mr. Schwarzman also reflect 16,476 Paired Shares directly held by a foundation over which Mr. Schwarzman may be deemed to have investment and voting power.

In addition, as of the date hereof, 1,290 shares of Series A Preferred Stock of ESA (“Series A Preferred Shares”) are directly held by Blackstone Real Estate Partners VI.A-ESH L.P.; 1,307 Series A Preferred Shares are directly held by Blackstone Real Estate Partners VI.B-ESH L.P.; 436 Series A Preferred Shares are directly held by Blackstone Real Estate Partners VI.C-ESH L.P.; 9 Series A Preferred Shares are directly held by Blackstone Real Estate Partners (AIV) VI-ESH L.P.; 829 Series A Preferred Shares are directly held by Blackstone Real Estate Partners VI.TE.1-ESH L.P.; 1,783 Series A Preferred Shares are directly held by Blackstone Real Estate Partners VI.TE.2-ESH L.P.; 1,359 Series A Preferred Shares are directly held by Blackstone Real Estate Partners VI.G-ESH L.P.; and 21 Series A Preferred Shares are directly held by Blackstone Real Estate Holdings VI L.P.

The general partner of each of the Partnerships (other than Blackstone Real Estate Holdings VI L.P.) and Blackstone Real Estate Partners VI.G-ESH L.P. is Blackstone Real Estate Associates VI-ESH L.P. The general partner of Blackstone Real Estate Holdings VI L.P. is BREP VI Side-by-Side GP L.L.C.

The general partner of Blackstone Real Estate Associates VI-ESH L.P. is BREA VI-ESH L.L.C. The managing member of BREA VI-ESH L.L.C. and sole member of BREP VI Side-by-Side GP L.L.C. is Blackstone Holdings III L.P.

The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the Partnerships, to the extent any directly holds Paired Shares reported on this Schedule 13D) is the beneficial owner of the Paired Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) The Reporting Persons sold the following shares pursuant to the December 2016 Underwriting Agreement on December 16, 2016 at a price of $16.41 per Paired Share:

Reporting Person	Number of Paired Shares Sold
Blackstone Real Estate Partners VI.A-ESH L.P.	761,816
Blackstone Real Estate Partners VI.B-ESH L.P.	771,911
Blackstone Real Estate Partners VI.C-ESH L.P.	257,446
Blackstone Real Estate Partners (AIV) VI-ESH L.P.	5,187
Blackstone Real Estate Partners VI.TE.1-ESH L.P.	493,887
Blackstone Real Estate Partners VI.TE.2-ESH L.P.	1,061,700
Blackstone Real Estate Partners VI.F-ESH L.P.	801,944
Blackstone Real Estate Holdings VI L.P.	12,775

The Reporting Persons sold the following shares to the Issuers pursuant to the December 2016 Repurchase Agreement on December 16, 2016 at a price of $16.41 per Paired Share:

Reporting Person	Number of Paired Shares Sold
Blackstone Real Estate Partners VI.A-ESH L.P.	38,196
Blackstone Real Estate Partners VI.B-ESH L.P.	38,702
Blackstone Real Estate Partners VI.C-ESH L.P.	12,908
Blackstone Real Estate Partners (AIV) VI-ESH L.P.	260
Blackstone Real Estate Partners VI.TE.1-ESH L.P.	24,566
Blackstone Real Estate Partners VI.TE.2-ESH L.P.	52,808
Blackstone Real Estate Partners VI.F-ESH L.P.	40,259
Blackstone Real Estate Holdings VI L.P.	635

Except as set forth in this Amendment No. 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Paired Shares during the past 60 days other than those previously reported on this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

As of the date of this Schedule 13D, other than as otherwise disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuers, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The information in Item 4 and Item 5 of this Schedule 13D is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended by adding the following:

Exhibit M	Underwriting Agreement, dated December 12, 2016, among the Issuers and Sponsors (filed as Exhibit 1.1 to the Issuers’ Current Report on Form 8-K filed December 16, 2016, and incorporated herein by reference).

Exhibit N	Form of Lock-up Agreement (filed as Exhibit A to Exhibit 1.1 to the Issuers’ Current Report on Form 8-K filed December 16, 2016, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2016

Blackstone Real Estate Partners VI.A-ESH L.P.
By: Blackstone Real Estate Associates VI-ESH L.P., its general partner
By:	BREA VI-ESH L.L.C., its general partner

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

Blackstone Real Estate Partners VI.B-ESH L.P.
By: Blackstone Real Estate Associates VI-ESH L.P., its general partner
By:	BREA VI-ESH L.L.C., its general partner

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

Blackstone Real Estate Partners VI.C-ESH L.P.
By: Blackstone Real Estate Associates VI-ESH L.P., its general partner
By:	BREA VI-ESH L.L.C., its general partner

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

Blackstone Real Estate Partners (AIV) VI-ESH L.P.
By: Blackstone Real Estate Associates VI-ESH L.P., its general partner
By:	BREA VI-ESH L.L.C., its general partner

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

Blackstone Real Estate Partners VI.TE.1-ESH L.P.
By: Blackstone Real Estate Associates VI-ESH L.P., its general partner
By:	BREA VI-ESH L.L.C., its general partner

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

Blackstone Real Estate Partners VI.TE.2-ESH L.P.
By: Blackstone Real Estate Associates VI-ESH L.P., its general partner
By:	BREA VI-ESH L.L.C., its general partner

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

Blackstone Real Estate Partners VI.F-ESH L.P.
By: Blackstone Real Estate Associates VI-ESH L.P., its general partner
By:	BREA VI-ESH L.L.C., its general partner

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

Blackstone Real Estate Holdings VI L.P.
By: BREP VI Side-by-Side GP L.L.C., its general partner

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

Blackstone Real Estate Associates VI-ESH L.P.

By:	BREA VI-ESH L.L.C., its general partner

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

BREP VI Side-by-Side GP L.L.C.

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

BREA VI-ESH L.L.C.

By:	/s/ Paul Quinlan
Name:	Paul Quinlan
Title:	Managing Director

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP L.P.
By: Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman
Name:	Stephen A. Schwarzman

EXHIBIT INDEX

The Exhibit Index is hereby amended by adding the following:

Exhibit M	Underwriting Agreement, dated December 12, 2016, among the Issuers and Sponsors (filed as Exhibit 1.1 to the Issuers’ Current Report on Form 8-K filed December 16, 2016, and incorporated herein by reference).

Exhibit N	Form of Lock-up Agreement (filed as Exhibit A to Exhibit 1.1 to the Issuers’ Current Report on Form 8-K filed December 16, 2016, and incorporated herein by reference).